UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec

Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	February 5, 2020	By:		/s/ Cristina Circelli
			Name:	Cristina Circelli
			Title:	Vice-President, Deputy Corporate Secretary and General Counsel

CANADIAN NATIONAL RAILWAY COMPANY

Table of Contents

Items	Description

1	Code of Business Conduct

Item 1

CODE OF BUSINESS CONDUCT DOING THE RIGHT THING Item 1

DOING THE RIGHT THING The Code of Business Conduct establishes the values and expectations that underpin our ethical approach. It reflects our commitment to engage with our stakeholders with trust and integrity and the importance of maintaining a positive reputation. Doing the Right Thing is all about dealing professionally with issues as they arise, ensuring we make the right choices and bringing integrity in all aspects of our business. At a minimum, doing the right thing means: • Complying with applicable laws, rules and regulations; • Being familiar and complying with the principles set out in CN policies and the Code of Business Conduct; • Not allowing any personal interest to compromise CN’s or our own integrity; • Providing a diverse, safe and supportive work environment; • Treating customers, competitors, suppliers and other business partners with respect, honesty and fairness; • Reporting promptly in good faith any violation or potential violation of the Code of Business Conduct that we may become aware of; • Supporting others in doing the right thing and in making the right choices.

WHEN FACED WITH AN ETHICAL QUESTION Yes Not sure No Yes Speak to your Human the Law Yes Proceed. Seek advice. supervisor, Resources, Department or the Ombudsman. Stop. Don’t do it. Would I feel comfortable with the situation if it were reported to my supervisor or to senior management and could I defend my actions if covered on the front page of a national newspaper or as the lead story in a national newscast? Does it comply with CN policies, including the Code? Is the decision I am about to make legal?

A MESSAGE FROM THE PRESIDENT AND CEO Dear fellow railroaders, As one of North America’s leading railroads, we know people expect the best of CN. And we take that responsibility very seriously. A good reputation takes years to earn but can be lost very quickly. There is no asset more valuable than our reputation. That is why we must always engage our many stakeholders with trust and integrity and maintain a positive image in all aspects of our organization. We are close to 24,000 employees strong across the Company, and every connection we make with each other, our customers and all the other stakeholders who affect our business must be beyond reproach. Acting responsibly is essential to achieving sustainable business success. In our daily activities we face a variety of issues, and good judgment and responsible practices help us do the right thing in many cases. For problematic situations there are always resources and tools at our disposal. For example, our leadership values and competencies provide a clear, consistent and simple model of behaviour. Our Code of Business Conduct also helps us deal professionally with issues as they arise. C O D E O F B U S I N E S S C O N D U C T

With real-life examples, CN’s Code of Business Conduct is a practical guide for our actions as railroaders and outlines our commitment to the highest standards of ethical business principles. We made sure to keep this Code in an easy-to-read format so you can refer to it as often as needed. To maintain our reputation in the industry we cannot just read the Code – we must live it and apply it every day. Whether you recently joined CN or have been working for the Company for many years, I encourage you to read the Code of Business Conduct and let it guide you in your day-to-day duties. If you have any questions or concerns about anything contained in the Code, do not hesitate to talk to your supervisor first and, if need be, to contact the appropriate resources listed in this booklet. JJ Ruest President and CEO C O D E O F B U S I N E S S C O N D U C T

In this document, Canadian National Railway Company, together with its wholly owned subsidiaries, is sometimes referred to as “the Company” or “CN,” “we” or “us,” and in the possessive sense as “our” or “ours.” CN employees are sometimes referred to as “you,” and in the possessive sense as “your” or “yours.” Additionally, first names used in the examples in the Code are used for illustrative purposes only and do not refer to any current or former CN employee. “The Code” or “this Code” refers to this document. This Code summarizes or references various Company policies and practices in a single document for your convenience. All CN policies referenced in the Code are accessible on CN’s electronic portal (ePortal) in the Employee Self-Service section under Policies and Guidelines. Should there be a contradiction between the Code and a policy, the policy will prevail.

TABLE OF CONTENTS

2 Building for the Future: What CN Stands For

GETTING ON BOARD

5 Getting Help
6 What This Code Means to You
7 Who Is Subject to This Code?
7 Amendments and Waivers

KNOW AND ACT

9 Employee Responsibilities
10 Additional Responsibilities for Leaders
11 Duty to Report Code Violations – Real or Potential

RESPECT IN THE WORK ENVIRONMENT

14 Safe, Secure, Violence-Free
16 Drugs and Alcohol
19 Diversity and a Non-Discriminatory, Harassment-Free Environment
23 Environment

PUTTING OUR REPUTATION FIRST

27 Conflicts of Interest
33 Competition and Antitrust
38 International Operations and Trade Controls

SAFEGUARDING WHAT'S OURS

44 Protecting CN's Assets
47 Confidentiality
50 Compliance with Insider Trading and Other Legal Requirements
53 Communication of Corporate Information
55 Financial Records Integrity
57 Contractual Obligations and Authorization
58 Information Security
63 Social Media
67 Records and Document Retention

MAKING A DIFFERENCE

71 Community Activities and Investment
72 Political Activities

A DUTY TO REPORT

80 Reporting Violations of the Code
81 Compliance Standards and Procedures
81 CN's Ombudsman
83 CN's Promise

REFERENCES

CODE OF BUSINESS CONDUCT

1

WHAT CN STANDS FOR

A leading North American Transportation and Logistics Company. CN is a true backbone of the economy whose team of approximately 24,000 railroaders transports more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America.

BUSINESS INTEGRITY AND FAIR DEALING

CN supports free enterprise and believes in fair competition in an open market. We work diligently to bring integrity and excellence to all aspects of our business. You should always promote and practice these values through your work at CN.

RESPECTING THE LAW, RULES AND REGULATIONS

CN employees must comply with the laws, rules and regulations applicable in their jurisdiction, as well as with CN policies and other Company rules relevant to their work. That means always

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CODE OF BUSINESS CONDUCT

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asking yourself "Am I doing the right thing?" If you aren't sure of the answer, ask for help by contacting your immediate supervisor, your Human Resources representative, the CN Law Department or the CN Ombudsman. You can help safeguard against actions that could potentially involve CN in unlawful or improper practices.

At CN, we take pride in being regarded internationally as one of the best-performing transportation and logistics companies. Our commitment is to create value for both customers and shareholders by deepening customer engagement, leveraging the strength of our franchise and delivering Operational and Service Excellence.


CREATING VALUE FOR CUSTOMERS
DELIVERING SAFELY & RESPONSIBLY
DELIVERING OPERATIONAL AND SERVICE EXCELLENCE
ENABLING SUPPLY CHAIN
CREATING VALUE FOR SHAREHOLDERS
TOGETHER

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GETTING ON BOARD This document refers you to individuals or groups who can help you deal with Code-related issues. G E T T I N G O N B OA R D C O D E O F B U S I N E S S C O N D U C T 4

GETTING HELP

CN Ombudsman
1-866-226-8968
ombudsman@cn.ca

CN Law Department
514-399-6627
1-866-996-6627

Human Resources Centre
1-877-399-5421

CN Police
1-800-465-9239 or to report non-urgent suspicious activities:
cnpolicetipline@cn.ca

CN Public Affairs Department
1-888-888-5909

CN Investor Relations Department
514-399-0052

CN Environment Group
1-800-465-9239 to report environmental incidents

CN Corporate Information Security Unit
514-399-4357
http://cnis
infosec@cn.ca

CN's Hotline
1-800-925-5974
www.reportanissue.com

GETTING ON BOARD
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WHAT THIS CODE MEANS TO YOU

While the Code covers many situations you might face, it can't specifically address every situation you might encounter.

Should you find yourself in a situation not covered in the Code that causes concerns, contact your immediate supervisor or your Human Resources representative for assistance. While the Code mentions some of the key policies applicable at CN, other CN documentation and policies may also provide useful information.

As a CN employee, you are expected to be familiar with the Company's Code of Business Conduct and policies, and understand how they apply to you and your job. Should there be a contradiction between the Code and a CN policy, the policy will prevail. All Company policies referenced in the Code, as well as other policies applicable to a range of topics relevant to your employment at CN, are accessible on CN's electronic portal (ePortal) in the Employee Self-Service section under Policies and Guidelines. We must go beyond merely complying with the various applicable laws and regulations – we must understand that everything we do and say can have a potential impact on the Company and on the people we encounter every day on the job. Both your own personal reputation and CN's corporate reputation are on the line.

This Code outlines best practices for you and your colleagues to follow in fulfilling this responsibility. Use it as a resource for general guidance on the ethical values you and your fellow employees are expected to demonstrate in your work.

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WHO IS SUBJECT TO THIS CODE? The Code of Business Conduct applies to all CN employees, officers, and members of the Board of Directors. We expect every third party we do business with, including consultants, agents, suppliers and business partners, to obey the law and adhere to high ethical standards. CN employees must not ask a third party to engage in any activity that violates our ethical standards. AMENDMENTS AND WAIVERS Amendments to the Code must be approved by the Chief Legal Officer and the Corporate Governance and Nominating Commit-tee of the Board. Waivers to the Code may be granted only in exceptional circum-stances, as follows: • Only CN’s Board of Directors can grant a waiver of the Code to a director or an executive officer. • Only the Chief Executive Officer, the Chief Legal Officer or their delegates can grant a waiver of the Code to a non-executive officer or other employee. G E T T I N G O N B OA R D C O D E O F B U S I N E S S C O N D U C T 7

KNOW AND ACT Understanding and following the Code is everyone’s responsibility. The Code helps us to ensure we maintain honesty and integrity at CN. trust, 8

EMPLOYEE RESPONSIBILITIES

As an employee, you must:

- Read, understand and follow the Code;
- Periodically review the Code online or keep a copy for easy reference;
- Use the resources available for guidance and assistance;
- Contact your supervisor, your Human Resources representative, the CN Law Department or the CN Ombudsman if you are uncertain about any situation or element of this Code;
- Promptly report in good faith any violation or potential violation of the Code;
- Cooperate in internal investigations about a reported violation;
- Respect all applicable laws in the jurisdiction(s) in which you work;
- Act with integrity at all times;
- Inform your supervisor and your Human Resources representative if you are charged or found guilty of a criminal offence that may affect CN's operations or reputation or impair your ability to perform your duties;
- Immediately notify your supervisor if a licence, permit, certificate or professional designation that is necessary for you to perform your CN duties is revoked or not renewed for any reason.

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ADDITIONAL RESPONSIBILITIES FOR LEADERS

While every employee can be a leader in terms of ethical behaviour, those who supervise the work of others carry additional responsibilities. Leaders must lead by example, fostering a culture that reflects the Code's goals and standards. They must also build and maintain a workplace where employees feel comfortable raising issues and voicing their concerns.

Leaders must:

Prevent

- Identify business compliance risks.
- Implement and communicate processes relevant to their group's risk areas.
- Help employees understand the Code and how it applies to their jobs.
- Answer employees' questions and direct them to the right information sources.

Detect

- Implement compliance measures that can detect issues before they become problems.
- Assure employees they will not be penalized for reporting violations of the Code or the law.

Respond

- Take prompt action to address situations where a violation of the Code or of any other CN policy has or may have occurred.
- Report any violations of the Code to senior management immediately.
- Be prepared, when necessary, to take appropriate disciplinary action after consultation with the CN Human Resources Department or the CN Law Department.

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DUTY TO REPORT CODE VIOLATIONS – REAL OR POTENTIAL

As a CN employee, you have a duty to report in good faith any real or potential violation of the Code and to seek advice if you have a question or a concern regarding the Code. CN offers many avenues for raising concerns.

The first step is to raise your concern with your direct supervisor. He or she knows your job and your work environment and is usually in the best position to help you deal with the issue raised. Most issues are resolved this way. Other resources include the next level of management, your Human Resources representative, or the CN Law Department.

If your supervisor is unavailable or involved in the issue, or if you are uncomfortable reporting the problem to the next level of management, or you are dissatisfied with management's handling of the issue, contact your Human Resources representative, the CN Law Department or the CN Ombudsman.

It is important that you take action quickly when you discover a potential violation of the Code. This helps CN to:

- **Correct mistakes –** whether unintentional or resulting from bad judgment.
- **Minimize liabilities** and harm to others.
- **Preserve** our corporate integrity and reputation.
- **Safeguard** our commitment to maintaining high standards in all aspects of our business.

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Employees who report suspected violations in good faith are doing the right thing. CN will in no way penalize, discharge, demote, suspend or discriminate against any employee for doing so. This also applies if you are simply asking about potentially unethical conduct or seeking guidance on how to handle a specific situation. CN will investigate possible violations of this Code and, where a breach of the Code is found to have occurred, will impose appropriate corrective measures, including disciplinary action, up to and including termination of employment. 12 K N OW A N D AC T C O D E O F B U S I N E S S C O N D U C T

RESPECT IN THE WORK ENVIRONMENT At CN, we are dedicated to providing a safe, supportive work environment where we treat one another fairly, with respect and professionalism. R E S P EC T I N T H E WO R K E N V I R O N M E N T C O D E O F B U S I N E S S C O N D U C T 13

SAFE, SECURE AND VIOLENCE-FREE

At CN, nothing is more important than safety. It is everyone's responsibility. In the performance of your job you must safeguard yourself, your colleagues, our customers and the communities where we operate.

- **Do your job** according to Company policies, rules and procedures as well as the law. If in doubt, consult your supervisor.
- **Take the necessary steps** to deal with any situation that could endanger you, your fellow employees, customers, the general public or CN's assets.
- **Be aware of your surroundings,** as you know best who belongs in your office, on your train, on any given right-of-way or in a restricted area.
- **Report** trespassers or suspicious persons or activities immediately to your supervisor or the CN Police.

CN will not tolerate any action, conduct, threat or gesture towards a CN employee in the workplace that can reasonably be expected to cause harm, injury or illness to the CN employee. For more information, refer to CN's Workplace Violence Prevention Policy.

> Firearms (loaded or empty) are not permitted on CN property, except for CN Police officers and other designated persons performing authorized work and when authorized to do so by law. In all cases, any firearms must be accompanied with a written authorization from the Chief of CN Police and the person should have in his/her possession all pertinent government permits at all times.

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DOING THE RIGHT THING

Safety and a willingness to obey policies, rules and procedures are most important when at work or otherwise performing your duties. If in doubt, the safe course must be taken.

Safe behaviour takes many forms, such as:

- Being aware of, and complying with, all Company health and safety policies, rules and procedures at all times;
- Reporting suspected hazards as quickly as possible;
- Making sure you have the proper personal protective equipment, tools, and training for the job at hand;
- Keeping fire and emergency exits clear and walking surfaces in good condition;
- Driving safely, wearing seat belts and following traffic laws when operating a Company vehicle or other vehicle as part of your job;
- Expecting the movement of trains, cars, or track equipment, on any track, at any time, in either direction.

Q+A

Thomas and Yves are under pressure to complete an urgent job and John, their supervisor, asks them to disregard a safety rule in order to meet their deadline. What should they do?

At CN, everyone is responsible for safety – their own and their co-workers'. Their supervisor is wrong to ignore the safety rule. The employees should continue to observe all safety rules and remind the supervisor of the safety rules. If necessary, the employees should report the supervisor's actions to management or their Human Resources representative, as soon as practicable. Taking action could prevent someone from being injured.

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DRUGS AND ALCOHOL

As a CN employee, you have the right to a healthy and safe workplace.

You must be drug- and alcohol-free at work at all times, in order to be able to perform your duties productively, professionally and safely.

All employees must read and be aware of CN's Policy to Prevent Workplace Alcohol and Drug Problems (Canada) and Substance and Alcohol Free Environment (S.A.F.E.) Policy (U.S.), which address the issue of alcohol and drugs in the workplace. These policies apply to all CN employees.

WHAT'S PROHIBITED

You cannot be on duty, subject to be on duty (on call) or in control of a CN vehicle or other equipment while under the influence of or suffering the after-effects of alcohol or drugs.

You cannot use, possess, distribute, sell or consume illegal drugs, alcoholic beverages or cannabis while working on or off CN premises or in CN vehicles or other equipment, except when alcoholic beverages are exceptionally and explicitly permitted.

If you take over-the-counter or prescription drugs, you must use them responsibly. This includes finding out from your doctor or pharmacist if the medication could impair your ability to do your job safely and reliably. If you are required to take medication that may impair your abilities, inform your supervisor and the CN Occupational Health Services (in Canada) or the CN Medical Services (in the U.S.).

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DOING THE RIGHT THING

Report to a supervisor any colleague, visitor, supplier, or other individual who appears under the influence while on CN premises. This is necessary for their safety – and yours!

If you work in a safety-sensitive or safety-critical position and feel you have or may have a drug and alcohol problem, you must advise your supervisor, Human Resources representative or CN's Occupational Health Services (in Canada) or CN Medical Services (in the U.S.).

Seeking help for a substance abuse issue is essential. CN's Employee and Family Assistance Program (EFAP) helps employees and their families deal with abuse, addiction and other problems. We strongly encourage you to seek help through the voluntary and confidential EFAP. The program provides proven methods to help you improve your health, the quality of your life and your ability to fully contribute to your job. EFAP can be reached at:

Canada	
English or French	1-800-268-5211
Hearing Impaired (TDD - English)	1-800-363-6270
Hearing Impaired (TDD - French)	1-800-263-8035
Web	www.workhealthlife.com
U.S.	1-800-554-6931 or www.cignabehavioral.com

If you have any questions about drugs and alcohol in the workplace or CN's policies on the subject, contact your supervisor or your Human Resources representative.

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Q+A

While on break, Alice has noticed a co-worker who smells of alcohol and seems unsteady. What should Alice do?

Coming to work under the influence of alcohol is a violation of CN's policy and rules and may put people's safety in jeopardy. Alice should contact her supervisor to report this situation.

Richard has a drug addiction and has been told by his doctor to get help, but he is afraid of the consequences if he tells someone at work.

Drug addiction is a serious condition and our goal is to help employees overcome it. Richard should contact CN's Employee and Family Assistance Program (EFAP), whose staff will provide him with advice and assistance.

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DIVERSITY AND A NON-DISCRIMINATORY, HARASSMENT-FREE ENVIRONMENT

CN is committed to providing a non-discriminatory, harassment-free work environment. This commitment extends to our dealings with customers, suppliers and contractors.

Inclusivity, diversity and tolerance are three important principles at CN. Each of us has the right to expect equitable and respectful treatment in the workplace. Differences are to be valued. Employees' actions must be consistent with the Company's standards and values.

At CN, there is no place for discrimination or harassment. Employees should treat each other with respect at all times and comply with Company policies, as well as relevant legal obligations including, but not limited to, standards of appropriate conduct with respect to:

- Age
- Colour
- Disability
- Family status
- Gender
- National or ethnic origin
- Marital status
- Pardoned conviction
- Veteran status
- Race
- Religion
- Sexual orientation
- Or any other characteristic protected by law

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NO HARASSMENT IN THE WORKPLACE

Harassment is behaviour or communications, whether written or verbal, which a reasonable person would consider to cause offence or humiliation or affect the dignity of a person and, in the context of employment, results in an intimidating, hostile or offensive atmosphere. At CN, harassment is considered employee misconduct and is not tolerated.

We each have the responsibility to take measures to prevent harassment. For more information, consult the Harassment-Free Environment Policy (Canada) and Prohibited Harassment, Discrimination and Anti-Retaliation Policy (U.S.).

Harassment can occur at or away from the workplace and during or outside working hours if individuals are in a work situation.

As an employee, it is your duty to intervene to stop the harassment where appropriate or report incidents of harassment.

CN will respond to complaints to resolve them promptly and fairly.

NON-DISCRIMINATORY WORKING ENVIRONMENT

CN's policies and practices aim to ensure respect for people and their differences. CN strictly prohibits discrimination in employment on the basis of any legally prohibited ground. For more information, consult CN's Accommodation Guidelines, Employment Equity Policy and Human Rights Policy (Canada), as well as the Equal Employment Opportunity Policy and Prohibited Harassment, Discrimination and Anti-Retaliation Policy (U.S.).

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REPORTING AND PROHIBITION AGAINST RETALIATION

If you are subjected to what you believe is harassment, discrimination or retaliation at CN, or witness this conduct involving another employee, you should use the internal reporting procedures outlined in CN's policies referenced above or contact your supervisor, your Human Resources representative, the CN Law Department or the CN Ombudsman.

The Company strictly prohibits retaliation against any person by another employee or by the Company for reporting, in good faith, allegations of harassment or discrimination, or for filing a complaint or testifying, assisting, or participating in any manner in any investigation, proceeding, or hearing conducted by a government enforcement agency. Prohibited retaliation includes, but is not limited to, termination, demotion, suspension, failure to hire or consider for hire, failure to give equal consideration in making employment decisions, failure to make employment recommendations impartially, adversely affecting working conditions, or otherwise denying any employment benefit because an employee has reported alleged prohibited conduct or participated in an investigation.

DOING THE RIGHT THING

Treat people fairly, openly and with respect.

Do not permit coercion or intimidation in the workplace.

Speak up and do not allow prohibited discrimination or harassment.

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Q+A

Some of Paul's co-workers make derogatory comments about some colleagues' ethnic origin and sexual orientation. No one complains but it makes Paul and his team feel uncomfortable. What, if anything, can Paul do?

Such comments are inappropriate and should not be tolerated. Paul should remind his co-workers that this behaviour is inappropriate and report this conduct to his supervisor or his Human Resources representative.

One of Alexander's co-workers has posted a sexually explicit photo near the coffee machine. When Alexander suggested to his colleague that this was not appropriate, the colleague said it didn't matter because there weren't any women on the team.

Such photos on Company property create an unsuitable work environment and violate CN's policies. Alexander should promptly report the situation to his supervisor or his Human Resources representative. The photo should be removed immediately.

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ENVIRONMENT

Delivering responsibly is one of the pillars of *What CN Stands For*. It determines how we conduct our business every day and defines our contribution to building a more sustainable future. Five principles anchor our sustainability commitment:

- **Environment** Conduct our operations with minimal environmental impact, while providing cleaner, more sustainable transportation services to our customers.
- **Safety** Be the safest railroad in North America by establishing an uncompromising safety culture and implementing a management system designed to minimize risk and drive continuous improvement.
- **People** Provide a safe, supportive and diverse work environment where our employees can grow to their full potential and be recognized for their contributions to our success.
- **Community** Build safer, stronger communities by investing in community development, creating positive socio-economic benefits and ensuring open lines of communication.
- **Governance** Continuously improve our culture of integrity and ethical business, building trust and confidence with all our stakeholders.

In that spirit, CN commits to:

- Respect the applicable laws and regulations and adopt the required rules, procedures, contingency measures and management systems in order to ensure CN operations are managed safely, ecologically and sustainably;
- Integrate environmentally responsible actions throughout all our regular activities and significant aspects of business development;

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- Take necessary measures in order to prevent pollution, and conserve, recycle and rationally use the natural resources required for our operations;
- Implement relevant emergency response plans and procedures;
- Take active measures to reduce greenhouse gas emissions and other pollutants;
- Communicate to management, employees and contractors CN's commitment to improving health, safety and the environment and to providing training adapted to their needs;
- Implement relevant environmental training programs for employees and management.

DOING THE RIGHT THING

CN needs your commitment and involvement to meet our environmental goals. You should at all times:

- Comply with applicable environmental laws and regulations;
- Take specific environmental management or technical training if your tasks could have an impact on the environment;
- Reduce or eliminate waste of all types at the source by promoting practices such as modifying production, maintenance and facility processes; substituting materials; and conserving, recycling and reusing materials;
- Quickly and effectively respond, in conformity with CN rules and procedures, to any environmental event, as required by your job or the situation;
- Report any issues that may affect the environment to your supervisor, the CN Environment and Sustainability Department or CN Police as soon as you become aware of them.

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Q+A

Jim is involved in bidding on a major piece of business for CN. He worries that what is being proposed goes against some of our environmental policies. But if he raises the red flag, CN likely won't get the business and it could mean people will lose their jobs. What should Jim do?

Jim shouldn't hesitate – he should report the situation immediately to the CN Environment Group. By raising the issue, he gives CN the opportunity to have experts investigate to see if a problem exists and correct the situation.

David needs to dispose of some toxic waste, but can't remember the exact procedure for this particular type of waste. What should he do?

Never dispose of waste unless you know and follow the correct disposal procedure. David should contact his supervisor or the CN Environment Group to find out the proper disposal method.

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PUTTING OUR REPUTATION FIRST CN strives to sustain and project a culture of integrity where employees recognize, value and practice ethical conduct. Your first business allegiance is to CN and you must not allow any personal interest to compromise CN’s or your own integrity. P U T T I N G O U R R E P U TAT I O N F I R S T C O D E O F B U S I N E S S C O N D U C T 26

CONFLICTS OF INTEREST

You should always avoid situations where your personal interests could conflict or could be seen to conflict with CN's interests or your responsibilities as a CN employee.

Even the appearance of a conflict must be avoided, regardless of your intentions. It is important to avoid or fully disclose outside activities, relationships or business ventures that may affect the objectivity of your judgment or that could interfere with how you do your job. If you think you have, or might have, a conflict of interest, let your supervisor know.

CN's Guidelines for Avoiding Conflict of Interest Situations provides more information.

DOING THE RIGHT THING

PERSONAL RELATIONSHIPS AT WORK

We aim to maintain a workplace that is free of actual, potential or perceived conflicts of interest that can potentially result from personal relationships at work. In that spirit:

- You must always act in CN's best interest, which must supersede the interests of people with whom you have a personal relationship. Personal relationships include family (including in-laws), household and intimate/dating relationships.
- You must not have authority over, influence or take part in employment decisions (e.g., hiring, assignments, salary, bonuses, evaluations, promotion, discipline, termination) concerning an employee with whom you have a personal relationship. If such an issue arises during a meeting or

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conversation, decline to comment and excuse yourself from the discussion.

- You must disclose to Human Resources (or to your supervisor, who must disclose it to Human Resources) any personal relationship between yourself and someone within your reporting authority. The Company will take appropriate measures to avoid or resolve any conflict of interests or the appearance of such a conflict.

DOING THE RIGHT THING

OUTSIDE INTERESTS

- Your first business allegiance is to CN.
- Avoid outside activities and interests that could impair – or could be viewed as impairing – the effective performance of your responsibilities as a CN employee.
- This could occur if the outside interest places excessive demands on your time, conflicts with your obligations to CN or competes with CN's business interests.

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Q+A

Can Lyne accept a part-time job outside of her employment with CN?

Secondary employment must not conflict with Lyne's duties as a CN employee. Lyne's first business allegiance is to CN. In order to avoid any potential legal, ethical or work conflicts, she should consult her supervisor or her Human Resources representative before accepting or engaging in secondary employment.

Part-time jobs that create excessive demands on employee time or whose nature is inconsistent with employees' obligations to CN are not permitted.

DOING THE RIGHT THING

CUSTOMER, CONTRACTOR AND SUPPLIER RELATIONS

- Be impartial and fair in all dealings with customers, suppliers and business partners.
- Realize that a conflict of interest or perceived conflict of interest can easily arise when your family members or others with whom you have a close personal relationship have material interests with suppliers, contractors, competitors or customers of CN.
- It is strictly forbidden to give or accept any bribes or kickbacks to or from anyone, including any customer, contractor, supplier or any other party with a business interest with CN.

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- When working on a CN-related project, do not, directly or indirectly through a customer, supplier or contractor, arrange to hire a family member or close friend without informing your immediate supervisor for approval.

Q+A

Can Elana accept an invitation to lunch offered by a current supplier who comes to town three or four times a year?

Yes. Lunch or dinner meetings that involve business discussions and are in the normal course of business are permitted, provided that they remain within reasonable terms. However, if the lunches become too frequent or extravagant, they could affect Elana's business judgment or appear to do so, which could constitute a conflict of interest.

A current supplier of CN has offered to fly Zdenek to his time-share for a golf vacation. They have a good relationship and have worked together for years. Can Zdenek accept the offer?

No. The relationship exists because of Zdenek's position with CN and the supplier's offer does not constitute an incidental gift, customary hospitality, or benefit of nominal value.

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DOING THE RIGHT THING

CORPORATE OPPORTUNITIES

- Your first duty is to serve the Company's interests.
- Never put yourself in a position where you are competing against the Company or find yourself in a conflict of interest with CN while employed by CN.
- While employed by CN – and even after you leave the Company – you must not take advantage of any corporate opportunity that is available through the use of CN property or through access to non-public information available to you because of your position at CN.

Q+A

Raymond owns a controlling interest in a company that offers services to the railway industry. He has no active participation in the company, which offers the lowest prices in the marketplace. Can the company contract with CN?

Raymond's controlling interest must be fully disclosed to his supervisor for review and decision. In any event, he must not influence or be involved in CN's awarding of the contract or its management, including the approval of invoices, even in the normal course of business.

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DOING THE RIGHT THING

GIFTS AND ENTERTAINMENT

- You or a member of your family cannot, because of your position with CN, solicit or accept gifts, entertainment services, gratuities, favours or unusual hospitality from suppliers or customers, which may compromise – or appear to compromise – your ability to make fair and objective business decisions, or may unfairly influence a business interaction. This does not apply to incidental gifts, customary hospitality or other benefits of nominal value or approved corporate rebates.
- If an inappropriate gift is sent to you or is accepted by mistake, return it promptly.
- If you are ever in doubt, contact your supervisor, your Human Resources representative or the CN Law Department for guidance.
- For more Information on the solicitation by CN employees of sponsorships or donations, please consult the Sponsorships Solicitation Guidelines.

Q+A

How do I identify a situation of real or perceived conflict of interest? Ask yourself the following questions:

- Do I stand to personally gain from my actions?
- Will my actions give an advantage to a relative or a friend?
- Would I feel uncomfortable or embarrassed if the situation were reported to my supervisor or to senior management or covered on the front page of a national newspaper or featured as the lead story in a national newscast?

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If you answered "yes" to any of these questions, a conflict of interest or the appearance of a conflict of interest likely exists.

Based on that, seek advice from your supervisor, your Human Resources representative or the CN Law Department.

COMPETITION AND ANTITRUST

Canada, the United States and most countries have "competition" or "antitrust" laws. The premise of antitrust laws is that competition is valuable and fosters economic growth. These laws seek to preserve fair, honest and vigorous competition that benefits consumers.

Competition and antitrust laws generally:

- **Prohibit** any type of agreement between competitors that is likely to undermine, restrict or lessen competition or affect prices;
- **Prohibit companies** in a dominant or strong market position from abusing their market power by practicing anti-competitive or monopolistic behaviour by using predatory pricing practices, pricing below cost, or exclusionary practices such as tying services to eliminate or exclude competitors and thus threaten to create a monopoly position.

CN must comply fully with all applicable antitrust and competition laws. Violation of these laws, whether deliberate or accidental, can result in significant civil and criminal penalties, including imprisonment.

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GENERAL PRINCIPLES

Except as provided in applicable legislation, **employees may not** discuss or enter into any agreement – whether express or implied, formal or informal, written or oral – with any competitor to:

- Fix prices for a given customer, including rebates and discounts;
- Allocate customers, or divide up sales opportunities, territories, markets, or services;
- Agree to not solicit each other's customers or to not sell a service to certain customers (refusal to deal);
- Control or limit the supply of services;
- Rig a competitive bid process by agreeing with a competitor not to bid or to submit a bid above or below a certain price. Joint bids must be carefully managed.

Employees may not condition the sale of a product, a service or a discount on a customer's purchase of a separate product or service without seeking guidance first from the Law Department.

Do not discuss with a competitor any competitive factor such as prices, discounts, terms and conditions of service, including prepayment and delivery terms, costs and profit margins. Contacts with other carriers regarding pricing of joint line movements are permissible, but must be limited to the essential elements of the specific joint rate or undertaking.

Threats of retaliatory rate action against a competitor or suggestions of using predatory pricing are strictly prohibited. Conversely, should a competitor threaten retaliatory action or propose an anti-competitive conduct, you should refuse to engage in the discussion and immediately report the incident to the CN Law Department. Joining with a competitor to arrange a boycott of a third party by refusing to buy its products or sell services to it is also not permitted under law. Note that many of these principles

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apply with respect to our relations with suppliers as well; joint purchasing activities need to be managed carefully.

TRADE ASSOCIATIONS

Memberships in trade associations or industry groups can pose significant competition or antitrust risk because they involve meetings of competitors who sometimes also undertake common or joint activities. While some protection is afforded for collective undertakings addressing common regulatory issues through associations such as the Association of American Railroads and the Railway Association of Canada, such protection is narrowly construed. When attending association meetings which could lend themselves to informal discussions of business matters, avoid all discussions of competitive factors, such as pricing and conditions of service, that could lead to violations of antitrust or competition laws.

BUSINESS INTELLIGENCE

It is legitimate to obtain commercial business intelligence concerning competitors' activities from customers and public sources such as the Internet or trade publications in order to offer effective competition. You are not allowed, however, to obtain information directly from a competitor or by using a third party to exchange information with a competitor. Also, you cannot obtain competitor information through unlawful or unethical means such as inducing an employee or former employee of a competitor or any other third party to disclose proprietary, trade secret or confidential information where he or she is breaching an obligation of confidentiality. In addition, even information obtained through legitimate means may not be accurate and you should use caution in relying on it. If you have any questions with respect to the disclosure of competitive information, be sure to consult with the CN Law Department.

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DOING THE RIGHT THING

Before joining a trade association, make sure it serves legitimate purposes and that:

- Discussions stick to a clear and written agenda;
- Competitive factors will not be discussed.

Use caution in any written or oral communications; avoid ambiguity and statements that imply any unlawful activity or lessening of competition.

Avoid any arrangement with a competitor, including joint ventures, strategic alliances and joint purchasing agreements, unless you have obtained clearance from the CN Law Department.

Compliance with antitrust and competition laws is important, and applying them to CN's complex business in certain situations may not always be clear. Do not hesitate to seek guidance from the CN Law Department.

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Q+A

A customer contacted Joachim and requested a 10% rebate from CN to maintain their business. The customer says one of our competitors is doing this. Can Joachim confirm with the competitor whether they are in fact offering the rebate?

No, it is prohibited to discuss customer pricing with a competitor. Joachim may obtain documents relating to competitors' pricing and rebates from the customer unless he is aware that such disclosure breaches an agreement between the competitor and the customer. Joachim must clearly record that the information was obtained from the customer.

Tanya has been working on getting a key customer to give CN more business in a new region. To impress upon the customer CN's commitment and to get the business, she drafts an e-mail to reassure the customer that CN will crush the competition. Should she send this e-mail?

No. Employees should not use excessive language or overstated, emotional terms when communicating with customers and competitors such as "taking pricing action" or "undercutting prices." What could seem like a harmless e-mail to you could be misinterpreted or misunderstood by an investigator or a competitor as suggesting anti-competitive practices.

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INTERNATIONAL OPERATIONS AND TRADE CONTROLS

CN is subject to the laws of Canada, the United States and other jurisdictions where we operate, all of which have anti-bribery and anti-corruption laws. For our increasingly global Company, we have to meet the challenge of adhering to many different laws at the same time. Sometimes, there may be a conflict between countries' laws. If you encounter such a situation, contact the CN Law Department for proper resolution of this conflict.

As CN becomes more global in its operations, compliance with trade export controls, economic sanctions, anti-corruption and anti-money laundering laws becomes increasingly important. Always remember it is never acceptable to make improper payments to obtain or retain business. That applies regardless of where you work.

ANTI-BRIBERY AND ANTI-CORRUPTION LAWS

Bribery means directly or indirectly making a payment or giving a reward, advantage, kickback or benefit or anything of value to a foreign government official or to a government official of one's own country to obtain or retain business or any other improper advantage or for any improper or corrupt purpose, whether for the benefit of CN or the employee. This includes directly or indirectly making a payment to a person knowing, or being reasonably expected to know, that the person will forward it, or have it forwarded, to a foreign or domestic government official.

Commercial bribery means paying a secret bribe or commission to or conferring a secret benefit on an employee, representative or agent of any third party, without that company's knowledge, to induce the recipient to act or forbear to act in relation to that company's affairs.

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CN and its employees may also be held liable for bribery committed by its agents, consultants or business partners.

DOING THE RIGHT THING

You must properly record payments made to any third party in CN's books and records and must not inaccurately make, falsify, conceal or destroy any records of payments that could constitute a bribe.

You should remain vigilant regarding the activities and behaviour of CN's agents, consultants and business partners and ensure they have read and comply with CN's Anti-Corruption Policy.

Ensure all meals and entertainment expenses, including those of agents and contract employees, are reimbursed in compliance with CN's Corporate Travel Policy and Business Expense Reimbursement Process.

Obtain approval for the engagement of all foreign agents outside of North America from each relevant department's EVP or SVP and the VP Law.

Do not:

- Offer, promise, give or authorize the giving of a bribe;
- Accept a bribe as an inducement to confer a benefit on a third party; or
- Make monetary gifts, including facilitation payments (including through an intermediary), that is, payments intended to accelerate the performance of local administrative government services such as permits or utilities (other than those authorized under the laws of Canada and the local country), or goods or services to foreign government officials, unless cleared by the CN Law Department, which should be contacted in case you have any questions.

For more information, please read the Anti-Corruption Policy. Any related questions should be referred to the CN Law Department.

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Q+A

Fred works in Engineering in Canada and is responsible for the construction of radio towers in the U.S. He interfaces with Tom from the Army Corp of Engineers in the U.S. to get permits for clearances to build towers. Over the years he has established a good relationship with Tom. Tom advises Fred that for an extra fee CN will be granted the permit on an expedited basis. Fred finds this odd, as he never heard of an expedited process before. What should Fred do?

Fred should not pay the extra fee and should advise his supervisor. This is considered a facilitation payment which is prohibited under CN's Anti-Corruption Policy and Canadian anti-corruption laws. Furthermore, if this extra fee is going into Tom's pocket, it is considered a bribe.

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TRADE, ECONOMIC AND MONEY LAUNDERING CONTROLS

Anti-money laundering is a term typically used to describe the legal controls placed on cash generated by illegal means, which is then transferred or converted into other assets in order to hide its origin. The Company and its employees must comply with all legislation and cooperate with financial institutions to ensure CN is not involved in the use and destination of funds that could involve money laundering.

Export control laws may also require special licences to allow the shipment and transfer of sensitive goods, software, technology, cryptology or services. Such laws also typically contain requirements for shipping documents, reporting and/or recordkeeping.

Customs laws typically require an importer to provide complete and accurate information about the tariff classification, value and origin of the goods shipped by CN. This information may be used to assess the admissibility of goods into a country and any duties or taxes at the time of entry. Economic sanctions or embargo laws may prohibit dealings with the governments of certain countries, individuals, entities or organizations or their property, wherever situated. Some countries maintain "blocking" laws that prohibit a company from complying with the embargoes of other countries.

Many countries also have laws which prohibit dealing with named terrorist groups or their property, wherever situated. Employees who work in these areas must familiarize themselves with international trade export controls and economic sanction laws and regulations in the jurisdiction(s) where they work, and understand how they relate to their business activities, including transactions across borders. If you suspect that a customer is trying to avoid compliance with international trade requirements or that a CN shipment could be subject to these laws, you must promptly report your suspicions to the CN Law Department.

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DOING THE RIGHT THING

Contract only with reputable, qualified agents and financial institutions.

Require agents and partners to comply with CN's payment procedures.

Know which international trade control regulations apply to your activities.

Know which countries, individuals and entities are subject to economic sanctions in the jurisdiction where you work, and do your due diligence before engaging in any contractual relationship or business dealing.

Obtain any required licences.

Ensure that all shipping, import and export documents and any required reports are accurate, complete and filed in a timely manner.

Know your customer and be aware of any unusual circumstances or "red flags" suggesting that the customer is trying to avoid compliance with international trade controls.

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SAFEGUARDING WHAT’S OURS It is incumbent upon each of us to protect the Company’s physical and intellectual assets as well as our customers’ or suppliers’ assets from damage, loss, vandalism, theft or unauthorized use, copying, disclosure or disposal. S AF EG UAR D I N G W HAT ’ S O U R S C O D E O F B U S I N E S S C O N D U C T 43

PROTECTING CN'S ASSETS

Every CN employee is personally responsible for safeguarding CN's assets and for using these assets and resources appropriately. This includes your time while on the job as well as:

Physical Assets

- Buildings
- Documents
- Equipment
- Supplies
- Other physical property

Intellectual Property

- Computer programs
- Copyrights
- Data
- Patents
- Information technology
- Know-how
- Any other intellectual property

CN property is to be used only for officially approved activities. Improperly using CN's assets – including for personal gain – could undermine our integrity. It could also be illegal, adversely affect our business strategies and decisions and weaken investor confidence. You should not take CN assets off CN premises, except as strictly required for work and only for the time required to perform such work.

Some of these obligations continue even after you leave the Company. Any real or suspected threat to CN's assets should be reported promptly by calling the CN Police or through the CN Police tip line at cnpolicetipline@cn.ca.

INTELLECTUAL PROPERTY

CN's intellectual property is a valuable competitive asset and must be protected at all times. For example, the CN logo is a registered trademark that is known throughout North America and beyond. It is a symbol of the products and services we

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provide to our customers. Our brand is one of our most valuable assets. The same holds true for the various products and bodies of knowledge that CN creates and protects under intellectual property law, such as copyright, patent and industrial design. This includes software programs, applications, publications, documentation, written reports, photographs, creative materials, works of authorships and inventions that employees create to foster innovation in our workplace. Copying, altering or disclosing the Company's intellectual property to customers or others without permission is prohibited.

CN owns the intellectual property that employees, contractors and agents create while working for CN or using CN resources, regardless of whether such intellectual property has been created on CN's premises or outside of regular work hours. If you create, discover, or develop methods, processes, systems, improvements, designs, ideas, technologies or other patentable inventions, you must promptly disclose them to the CN Law Department and maintain accurate records as CN may want to protect them with, for example, patents or industrial designs. You should also do everything that is requested by CN (at the expense and on behalf of CN) in order to obtain, establish, preserve and protect CN's rights in its intellectual property, including preparing and signing applications and other documents. Finally, you should help to ensure that the intellectual property you create for CN is original and does not infringe on the rights of third parties.

Regarding a third party's intellectual property, you should get written permission from such third party to use its copyrights, patents, industrial designs, trademarks, service marks or other intellectual property. For example, you should not copy or publish intellectual property of others without permission. You should not copy or distribute a third party's software or related

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documentation without determining first that you have the right to do so under a licensing or assignment agreement with the third party. Also, ensure that you are not impairing CN's rights, for example, by incorporating open source software with CN developed software.

You agree that all such intellectual property is owned by CN and agree to transfer or assign ownership to CN and waive any moral rights in favour of CN.

If you have any questions, contact the CN Law Department.

DOING THE RIGHT THING

Promptly report any real or suspected threat (loss, theft, damage, misuse) against CN's assets, including unauthorized use of CN intellectual property, to the CN Police or CN Law Department. Do not intervene if you think the situation may be dangerous.

Do not use the CN logo or other CN trademarks on any external document without first getting the approval of the CN Public Affairs Department.

Put copyright notices on all CN materials, information, products, services, and other documents or products intended for public dissemination.

Cooperate with CN in applying for patents and protecting CN's assets.

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Q+A

Alan has been working on a project to develop enhanced systems for tracking and managing CN's traffic. As the project develops, he realizes that he has developed unique designs that could create a competitive advantage for CN. What should he do?

Alan should contact the CN Law Department as soon as possible. The Law Department can help protect the designs so that they are not vulnerable to being copied or patented by others, including competitors of CN.

CONFIDENTIALITY

If you have access to confidential information about the Company, you must take care to prevent improper or unauthorized disclosure.

Any unauthorized release of confidential Company information can directly harm CN, causing:

- **Loss** of competitive advantage and investor confidence;
- **Damage** to relationships with customers and suppliers; and
- **Harm** to employees and other stakeholders.

WHAT IS CONFIDENTIAL INFORMATION?

Confidential information includes personal information about other employees and any type of information or knowledge that has been developed by CN employees (or that CN otherwise owns and controls) and which CN does not want disclosed outside the Company. It is often competitively sensitive information.

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Examples of confidential information include:

- Personal employee information, including compensation and health and medical records;
- Company legal matters;
- Computer software programs;
- Customer and supplier information such as transportation contracts and rate quotations;
- Financial records and non-public financial information;
- Intellectual property, including patents;
- Processes, practices or designs;
- Sales and marketing information;
- Strategic plans, including information relating to acquisitions and divestitures.

Your job is to keep confidential information just that: confidential. Such information can only be disclosed if specifically authorized by CN or if required by law. You should not discuss confidential information even with other colleagues, unless they have a need to know the information for the performance of their duties at CN.

Keeping CN strong means keeping our confidential information safe. It means using information effectively to accomplish our business objectives and never using Company information for personal gain or any other non-business reason. This also means using CN's information technology with care, in accordance with CN's information technology guidelines, to avoid releasing sensitive information without authority or creating weaknesses in CN's efforts to secure its information technology equipment. You can find more details on keeping information confidential in CN's Information Security Policy, Communications Policy, Working from Home and Co-Working Policy (Canada) and Protection of Personal Information Policy (Canada).

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DOING THE RIGHT THING

Do not disclose any confidential information for any non-business reason; and obtain your supervisor's approval to disclose such information in a business context.

Do not use confidential information for personal gain, such as obtaining favourable customer, supplier or competitor treatment.

Do not discuss confidential information with colleagues or on cellular phones in public places where conversations can be overheard – including elevators, airports, planes, trains, taxis and restaurants.

Store confidential information in a secure location and mark and classify it appropriately.

Do not access confidential information unless it is directly related to your job duties.

Be aware of suspicious e-mails that could be scams, phishing or attempts to hack into CN's systems.

Q+A

Sarah sometimes gets detailed questions from customers regarding CN's operations. She really wants to keep these people happy, but to answer their questions would mean providing them with confidential information. Is this OK?

No. Sarah can only give out confidential information if the customer has signed a confidentiality agreement and if the information is truly needed and appropriate given the business context. She should consult with her supervisor before sharing the information.

If you are unsure, call your supervisor or the CN Law Department.

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Q+A

Gordon was recently hired by CN. In his former job, he acquired confidential information about a new customer with which CN is negotiating. This information could give CN a competitive edge and Gordon plans to use it to improve CN's position to ensure we get the business. Is Gordon doing the right thing?

No. CN employees must not use another company's confidential business information without its express authorization, even for the benefit of CN. Gordon should refer to his supervisor and/or the CN Law Department for guidance before disclosing or using any of that confidential information.

COMPLIANCE WITH INSIDER TRADING AND OTHER LEGAL REQUIREMENTS

Insider trading is the buying or selling of shares or other securities of CN or of another public company while aware of material information that has not been publicly disclosed.

It is against the law for employees to trade CN securities or securities of another public company while in possession of material information that has not yet been publicly disclosed. This applies whether you conduct the trades personally or through another party. The law also forbids you from passing on such information to others or recommending that others trade CN securities or securities of another public company, a process known as "tipping." The penalties for insider trading may include criminal prosecution.

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We actively promote compliance with all laws and regulations that apply to us, including our strict prohibition against insider trading. This goes beyond our legal liability. It is also important to CN's credibility in the capital markets.

We strongly encourage every employee to consult CN's Insider Trading and Reporting Policy. You should also contact the CN Law Department with any questions on this subject. If you plan to trade in CN securities or securities of other public companies and aren't sure if you have knowledge of undisclosed material information, ask the CN Law Department before doing anything. In such instances, the best practice is caution.

DOING THE RIGHT THING

Ensure you do not use non-public information for personal gain.

Never pass along such information to someone else who has no need to know (i.e., friends, family members, spouse, etc.).

These are examples of material information:

- Annual and quarterly financial results before publicly reported;
- Development of new products;
- Negotiations with business partners or key employees;
- Results of operations;
- Strategic plans or negotiations regarding acquisitions or disposals;
- Threatened litigation.

If you fall into the category of employees subject to a blackout period, the following section applies to you.

Under CN's Insider Trading and Reporting Policy, certain CN senior officers and employees are subject to "blackout periods." During a blackout period, these senior officers and employees

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are forbidden to trade in CN securities. Outside blackout periods, trades by these employees must be pre-approved by the EVP Corporate Services and Chief Legal Officer, or the Vice-President, Deputy Corporate Secretary and General Counsel.

Q+A

Philippe has been planning to sell some of his CN shares this month to pay down his mortgage. Yesterday, he was shown our quarterly financial results because he needs them for planning purposes. The results won't be released for another three weeks. Can Philippe still sell his shares since he had planned to do this all along?

No. He must wait to sell his CN shares until our financial results are made public.

In addition, providing others with information not yet publicly disclosed may violate insider trading laws which cover the disclosure of such information to a third party, other than as required in the course of business.

It is also a violation of our own rules to discuss confidential information other than with someone who is required to have knowledge of that information and has signed a confidentiality agreement with CN.

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COMMUNICATION OF CORPORATE INFORMATION

CN's external and internal communications are open, straightforward and truthful. As a public company, we work to ensure that all reports and documents we file with regulators, along with our normal public communications, are:

- Complete
- Full
- Accurate
- Timely
- Understandable

The same applies to all of our public communications.

CN must communicate with the public with one voice. So it's extremely important that all employees and service providers understand and respect the CN Communications Policy.

With the exception of identified spokespersons, all officers, directors and employees should avoid discussing non-public Company affairs with anyone outside CN, except for CN business reasons. Employee questions and concerns should be directed to the CN Law or Public Affairs Department.

CN is committed to protecting investors by making sure the public has equal access to material information that could:

- Affect the market price or value of CN's securities;
- Be relevant to a reasonable investor's decision to trade in CN's securities.

When material information does arise, it will be immediately disclosed to the public at large via a news release. We do not disclose material information to select individuals, companies, partners or organizations prior to public disclosure unless

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required or permitted by law or if a confidentiality agreement is in place.

DOING THE RIGHT THING

Ensure that confidential information is not disclosed unless necessary for business purposes and the other party has signed a confidentiality agreement.

Never speak on CN's behalf unless you are authorized to be an official spokesperson.

Refer any questions you receive from the media or the investment community to the appropriate CN spokesperson.

Do not use CN letterhead or e-mail for communications in which you express your personal views.

Q+A

A local reporter asked Leo about acquisition rumours. Leo is involved in negotiations concerning this transaction, which is not public information. Should he deny the rumour?

First, Leo should make no comment of any sort. He should refer the reporter to the CN Public Affairs Department. If the reporter presses for an answer, Leo should merely state: "I am not authorized to speak on the Company's behalf. I will have someone from Public Affairs call you back."

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FINANCIAL RECORDS INTEGRITY

The Company's financial records contain vital and certain confidential information about our operations and constitute the basis upon which key decisions about CN are made. The accuracy and completeness of such financial records are critical to meeting our obligations to shareholders, employees, suppliers and other stakeholders. They are also required for compliance with tax and financial laws and regulations.

All employees involved in financial reporting of any nature must report financial information promptly, accurately, completely and honestly. Entries must be classified properly, in particular as operating or capital expenses, and with sufficient detail to understand the nature of the transaction. Ensure that all entries are recorded in the proper accounts and are properly documented. No financial entry or disclosure should disguise or incorrectly characterize the true nature of a financial transaction. Sign only those documents that you believe are accurate and truthful.

REPORTING ACCOUNTING AND AUDITING MATTERS

CN has a confidential method for employees to use when reporting potential or real wrongdoing concerning accounting or auditing matters. Investigations are reported to the CN Board of Directors. Employees or other related parties can express their concerns about these matters by contacting CN's Hotline.

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All CN employees are strictly prohibited from coercing, manipulating, misleading or fraudulently influencing the Company's internal or external auditing process.

CN's Hotline
1-800-925-5974
www.reportanissue.com

Q+A

Peter is asked by his supervisor to record an invoice against a capital project as their operating budget for the month is tight and this invoice may put them over budget. Should he record the invoice against a capital project as requested?

No, intentionally mis-classifying an invoice, either as between operating and capital or between capital projects, could constitute financial reporting fraud, and could place CN at risk legally and jeopardize CN's reputation with shareholders, employees, suppliers, and regulators.

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CONTRACTUAL OBLIGATIONS AND AUTHORIZATION

All employees who enter into contracts, commit CN funds, agree price or consideration for the procurement of equipment, material, goods or services, or approve financial management transactions on the Company's behalf, whether with a supplier or a customer, must ensure i) they have proper authorization pursuant to CN's Consolidated Standing Resolutions on Delegation of Authority, ii) the transaction is covered by a contract, unless an exception exists under the Procurement Policy, and iii) the contract, as applicable, is executed in accordance with such authorization. As well, employees approving payment against a contract through the payment of invoices and vouchers must ensure they have proper authorization.

A contract provides a good measure of certainty in CN's business relationships as it captures the rights and obligations of each party and the terms and conditions of their respective performance.

DOING THE RIGHT THING

Ensure you have the proper delegation of authority before approving any transactions.

Do not sign a contract on behalf of CN unless you are authorized.

Consult the SAP system to find out what authority you have or if you need to request further authority to be able to perform your daily responsibilities.

Do not make contractual commitments or authorize spend against such commitments if it exceeds your delegation of authority.

Do not directly or indirectly divide or break up expenditures or other commitment into smaller projects, or otherwise attempt to bypass your authority limit.

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INFORMATION SECURITY

Anyone working for the Company or on its behalf must secure and protect all CN business information, whether electronic or in print.

We make information technology and electronic communications resources widely available to employees, consultants, agents and suppliers to increase productivity and share information. We are all responsible for preventing disruptions, overloading or otherwise misusing these resources.

Always protect your work-related user IDs and passwords and keep your security cards safe. You must never allow unauthorized people to use or access them. Whenever you leave your personal computer, laptop or work station unattended, make sure you log off or otherwise lock your system. Anyone with a system identity and password is responsible for activities performed under that identity.

You should conduct information exchanges with both internal and external parties in such a manner as to protect the confidentiality and integrity of the information. This applies to all manner of communications, from documents and e-mail messages to telephone conversations and voice messages. For more information, please consult CN's Information Security Policy regarding information security.

CN's information technology assets are made available to facilitate business communications and the productivity and performance of employees. While limited personal use of CN computer and network systems is allowed, you must make sure that your personal use does not detract from or interfere

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with your work nor jeopardize the security of CN's confidential information. Any such non-business use must be reasonable, comply with CN's Information Security Policy and, in all circumstances:

- Occur on the employee's own time;
- Not interfere with the performance of the employee's professional responsibilities;
- Not incur any additional costs to CN;
- Not damage CN's IT assets in any way; and
- Not compromise the integrity and speed of CN's protected network.

You must never use CN information technology assets like your CN computers, Company-issued mobile phones or network systems for improper uses such as to:

- Store files, access websites or send messages containing, or linking to websites that contain discriminatory, defamatory, libellous, pornographic, sexually suggestive, slanderous, harassing, threatening or obscene materials; or
- Act in a way that constitutes a violation of criminal law.

Equipment available to CN employees remains the Company's sole property, and CN employees should have no expectation of privacy when using CN's information technology assets. In particular, CN may, at any time and without notice, access the contents of employees' CN-supplied computers and e-mail messages stored on its servers. CN may also, from time to time as it sees fit, monitor, review, intercept, access, modify or delete any files or communications stored on or exchanged through the Company's information technology assets, including non-business information, without notice. Employees should not

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expect that anything that is stored on, received on or sent from CN's IT assets is their private property or information.

For more information, consult CN's Information Security Policy or contact CN's Corporate Information Security Unit at 514-399-4357 or via e-mail at infosec@cn.ca or consult the website at http://cnis.

DOING THE RIGHT THING

Be careful about where you discuss CN's business.

Safeguard your passwords.

Use CN e-mail for business purposes only.

Do not use the Internet to access inappropriate sites or information.

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Q+A

Shelly's co-worker has asked for her password because they are working together on a project. Should she give it?

No. There is no business reason for her to share her password and thus her personal access.

Lili-Anna often works in the office after regular hours. Sometimes, when she is in the office alone, she downloads music or surfs the Internet. Lili-Anna figures that she is not disturbing anyone and she doesn't think she's harming CN since she is doing it after operating hours. Is Lili-Anna right?

No. It is never acceptable to use CN computers or network systems to download personal media files such as music and movies, even if you are alone in the office, at home or on a business trip.

She should consider Internet access at work as if it were personal phone calls, which should be:

- Infrequent
- Brief
- In no way interfering with Lili-Anna's job performance

All Internet activity by employees is logged and may be monitored for abuse or inappropriate use.

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Q+A

Sophie works in IT in software and application development. Her desk is in an open space where she works closely with her neighbouring colleagues. She notices that a new employee is accessing information on projects that he is not working on and making copies on a USB key. What should she do?

Sophie should not talk to the employee directly. She should communicate with her supervisor and/or the CN Police about her suspicions and they can do a forensic investigation. Industrial espionage is a real threat to CN's competitive position and does occur. Watch for suspicious behaviour and inappropriate downloading of information.

ADDITIONAL RESOURCES FOR EMPLOYEES

Policies and standards dealing with CN's information security can be accessed on the CN intranet at http://cnis or via e-mail at infosec@cn.ca.

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SOCIAL MEDIA

Social networking tools and platforms for online collaboration such as, but not limited to, Facebook, Instagram, Twitter, LinkedIn, YouTube, Yahoo! Groups, internal and external blogs and Wikis are fundamentally changing the way we work, communicate and connect, offering new ways to engage with colleagues, customers, suppliers, potential employee candidates and the world at large. While this creates new opportunities for communication and business development, it also creates new responsibilities for CN employees.

Social media platforms and tools are similar to traditional communication tools. However, social media's high speed, level of interactivity and global access to published information merit particular consideration. In the social media world, the line between what is public or private and professional or personal may not be as clear as it used to be. In addition to CN's Social Media Policy, common sense is the best guide if you decide to post any CN-related information on social media sites.

Your postings should not include derogatory comments about other CN employees identifiable as such, as those can affect CN's workplace or reputation. Remember that any communication is subject to CN's Communications Policy.

Your postings should not disclose any information that is confidential or proprietary to CN or to a third party who has disclosed information to CN. Unauthorized and/or selective disclosure of material information, in breach of corporate policies or disclosure obligations may compromise CN's credibility and can result in legal liability for CN, its officers and directors, and others. If you comment on any aspect of CN's business, you

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must clearly identify yourself as a CN employee in your postings and include a disclaimer that the views are your own and not those of CN. Be conscious that your postings are or may become public and can affect CN's reputation and that you are personally responsible for your postings.

When posting your point of view, you should neither claim nor imply that you are speaking on CN's behalf, unless you are authorized to do so. If you are unsure about any postings, contact the social media desk at socialmedia@cn.ca for guidance.

The following guidelines apply whether you are posting CN-related information on a public platform or on CN-administered social networking tools and platforms.

DOING THE RIGHT THING

Read the Code and use your best judgment. Treat others, and their intellectual property, with respect. Be conscious of others' privacy.

Be yourself and be transparent. If you are posting about your work at CN, use your real name, identify that you work at CN, and be clear about your role. Unless authorized, do not present yourself as a representative or spokesperson of CN. If space permits, please use this statement: "Opinions expressed here are my own, and do not necessarily reflect those of CN." Even with the appropriate disclaimer, employees, especially those in leadership positions, should be aware that any personal opinions may be misunderstood as those of CN. Also, do not include CN brand symbols or those of other companies in your postings.

Always think before posting. You are personally responsible for your postings.

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Provide informative, individual perspectives, while sticking to your area of expertise, and adding value to discussions.

Protect sensitive, confidential and financial information regarding CN, its customers, its suppliers and other stakeholders. Online conversations are not private. Therefore, never discuss or disclose any information that is confidential or proprietary to either CN or to a third party who has disclosed information to CN, and avoid identifying and discussing about others – including customers, suppliers, your friends or co-workers – unless you have their permission. If discussing CN's business, do not make any untrue or unsubstantiated claims about the services we offer or events that have occurred. To learn more about "confidential information," see the "Confidentiality" section of this Code.

Respect others' rights. Obtain permission before posting information, pictures, articles or other information to which their authors may have exclusive rights. This includes obtaining CN's permission to post pictures of CN's premises, employees or property.

Stay respectful and polite. Always express ideas and opinions in a respectful manner, never in a threatening, harassing, defamatory or discriminatory manner. Do not denigrate or insult others, including colleagues and competitors.

Never post inappropriate content. This includes any illegal or illicit behaviour whether depicted in words, links or photos. Do not post any material that is obscene, defamatory, libellous, threatening, or embarrassing to another person or entity, or could constitute harassment, including with respect to CN, your colleagues, our customers, our suppliers and our competitors.

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Be upfront about your own mistakes. If you make an error, admit it and correct it quickly. If you choose to modify content that was previously posted, such as editing a blog post, make it clear that you have done so.

Remember that the Internet is permanent. Once information is published online, it is essentially part of a permanent record, even if you remove/delete it later or try to make it anonymous. It is public and can also be shared by others. Think of your audience today, and in the future – it can include existing and potential customers, co-workers, present and future supervisors, investors and regulators, among many others. Whether you are an official CN spokesperson or not, you are a goodwill ambassador for the Company.

Consult CN’s Social Media Policy for additional information.

Q+A

Can I talk about CN business on my personal blog or Facebook page?

Yes, but avoid disclosing any information that is confidential or is not already public. Do not make any untrue or unsubstantiated claims about CN. Do not make disparaging comments that may affect CN’s reputation.

Do not talk about your co-workers unless they confirm they are OK with that, because they might not be comfortable about having information circulating about them on the Internet.

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RECORDS AND DOCUMENT RETENTION

CN must comply with legal requirements that govern the recording, processing, retention and destruction of its documents and records.

CN's records include, among others:

- Records that are in paper, electronic or other format;
- Records in employees' offices, at CN's storage facilities, in off-site storage, or otherwise stored.

  Examples of off-site storage sites include:
  - Employees' home computers
  - Laptops
  - Tablets
  - Mobile phones
  - Websites
  - Facebook

Examples of documents and records include:

- Letters or memoranda
- Presentations
- Web pages
- Text messages
- Spreadsheets
- Maps
- Pictorial or graphic work
- Films
- Sound recordings
- Machine-readable records
- Agreements
- E-mails
- Instant messages
- Voicemails
- Plans
- Drawings
- Photographs
- Microfilm
- Audio/videotapes
- DVDs, CDs, memory sticks

We must keep these documents and records and safeguard their confidentiality based on:

- Value to CN;
- Relevant laws and regulations;
- CN's contractual obligations;
- CN's Records Management Policy.

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These documents and records should never be tampered with, removed or destroyed in a manner that is contrary to CN's Records Management Policy.

In the context of potential or actual litigation or in the event of a government investigation or audit, CN may be legally prohibited from disposing of relevant documents or deleting electronically stored information for some period of time (referred to as "legal hold" periods). In such circumstances, you must follow the specific instructions provided by the CN Law Department, including any instructions to preserve or otherwise not dispose of documents or electronically stored information.

DOING THE RIGHT THING

Ensure that all entries in CN's books, records and accounts, and all documents created in the course of CN's business, are:

- Accurate
- Complete
- A fair reflection of their subject matters
- Recorded on time

Ensure that no relevant information is omitted or concealed from our documents or records.

Do not dispose of old files and records unless you have first verified that disposal is consistent with relevant laws and CN's Records Management Policy.

If you have any questions on this policy and how to apply it, contact the CN Law Department.

To consult CN's Record Retention Policy and Schedule, please see CN's Records Management website, which is available here: http://cninet.cn.ca/legal/records_management/main.html.

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Q+A

Jonathan is an account manager for one of our major customers. Relations have been a bit "rocky" recently and he is concerned that CN might be sued. Should Jonathan save his e-mail correspondence with the customer's account manager?

Yes. Any document or record, including any e-mails, must be kept until the applicable retention period or the legal hold period (whichever is later) has expired. If an adversarial situation is possible, then no document concerning the potential litigation should be altered, deleted or destroyed. If you are uncertain as to whether or not to preserve documents (including e-mails), contact the CN Law Department.

Erica frequently works from home by logging in remotely from her personal PC, storing some work files on her local drive. She needs to free up some space on her hard disk to accommodate some computer games played by her 12-year-old son. She considers her home PC to be personal and therefore not subject to any official record retention policy. Can Erica simply delete any files she chooses from her home PC?

No. Official Company records remain such, even on an employee's personal computer held at home. Before deleting any work-related files from a home computer, one should ensure that the destruction is permitted by CN's Record Retention Policy or that a copy exists on a work computer or server.

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MAKING A DIFFERENCE CN is an active member of the com-munities in which we operate. It is im-portant that we do the right thing in managing our relationships with these communities and the governments that serve them. M A K I NG A D I F F E R E NCE C O D E O F B U S I N E S S C O N D U C T 70

COMMUNITY ACTIVITIES AND INVESTMENT

CN is committed to building safer, stronger communities. We support communities through employment, by paying taxes and through other economic benefits. But we have a responsibility to go further. We are a concerned corporate citizen in the towns and cities where CN employees live and work. CN demonstrates this commitment through responsible community investment by supporting not-for-profit organizations.

Through our community investment program, the “CN Stronger Communities Fund,” we work with not-for-profit groups in Canada and the U.S. on opportunities consistent with our expertise, business strengths and resources. This allows us to share our knowledge and experience.

CN receives more requests from worthwhile projects than it can possibly support. We must focus our charitable donations, gifts-in-kind, scholarships and sponsorships on requests in those areas where we can have the most impact.

All intended corporate donations must be evaluated by the CN Public Affairs Department using the Community Investment Program Guidelines. After consulting with Public Affairs, funding of local projects may be made in certain cases even though they represent an exception to the program guidelines. If you have any questions, contact the CN Public Affairs Department.

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DOING THE RIGHT THING

If approached by an organization, refer them to the community investment program web page at: www.cn.ca/community. No request under the community investment program will be evaluated until a request is duly submitted online.

Do not commit to any organization before the request has been evaluated by Public Affairs.

Consult the Sponsorships Solicitation Guidelines prior to soliciting customers and suppliers for personal charities.

POLITICAL ACTIVITIES

CN actively and openly communicates with all levels of governments and legislators in Canada and the United States. This includes communicating Company and industry views on:

- Proposed legislation and regulations;
- Government programs and policies that can affect our operations and our ability to conduct business;
- Key CN initiatives.

Lawmakers and decision makers need to have a full understanding of CN's business, our impact, and our role in the economy and the marketplace. This is accomplished through regular interactions coordinated and managed by the Government Affairs team. From time to time, the Government Affairs team may call on you to help play a part in these conversations. This is an integral part of the democratic process. All contacts with government or public officials must respect government relations and lobbying legislation in the local jurisdiction. They must also respect CN's own high ethical standards. Preserving CN's reputation, image and integrity must always be the main consideration.

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LOBBYING ACTIVITY IN CANADA

The Canadian Lobbying Act mandates an increased level of transparency for lobbyists in their dealings with the Government of Canada. It also defines the types of activities that are considered "registrable lobbying." These include communications with those who hold public office and designated members of their staffs and public servants about:

- The making or amending of federal laws, regulations, policies or programs;
- Obtaining a federal grant, contribution or other financial benefit.

They do not include:

- Requests for information;
- Providing normal sales and marketing information;
- Help in interpreting or enforcing any laws that apply to CN.

Companies are required to register under the Act and list the departments and agencies of government they deal with. They must also provide a general account of the subjects on which they carry out lobbying activities. Corporate in-house lobbyists must file their own lobbyist registrations if their lobbying activities constitute a "significant part" of their work duties. This is defined as 20% or more of an employee's time. The senior officer in an organization must ensure all employees who lobby are registered if their combined lobbying activity would constitute 20% or more of the duties of one employee.

Also under the Act, companies are required to file monthly reports revealing any communications (face-to-face meetings or phone conversations) they have had with "Designated Public Office Holders" in the previous month. This includes members of Parliament, senators, ministers, ministerial staff and public

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servants at the level of Assistant Deputy Minister or higher. Casual unscheduled conversations at social events are not reportable.

CN is registered under the Act and expects that all of its employees will conform to it. All employees who deal with the Government of Canada are required to determine whether they need to be included in CN's registration. They must also determine whether they have had any communications that need to be included in CN's monthly report to the Commissioner of Lobbying.

If CN employees undertake any meetings or conversations that may meet the definitions in the Act, they must inform CN Government Affairs for inclusion of these activities in CN's monthly report.

Most Canadian provinces and some cities have also instituted laws regulating lobbying. CN registers under these provisions in all jurisdictions in which our activities require us to do so. Again, CN employees must inform CN Governmental Affairs of their dealings with a Canadian province or city to ensure compliance with applicable legislation.

LOBBYING ACTIVITY IN THE UNITED STATES

Lobbying reform legislation put in place in late 2007 prohibits CN and other companies from offering or providing any "gift" to a member or employee of Congress. A "gift" is anything of value, from a cup of coffee, to a book or a meal, or a ride from the airport. Anything that has a monetary value is considered a "gift" under the law. Many states have similar laws as well.

CN employees are prohibited from providing anything of monetary value to a congressional member or employee, to a

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U.S. federal official, a state official or to a government employee in states where such activity is prohibited by law.

In addition, federal and state laws regulate and define "lobbying" differently in every jurisdiction. Contacts with legislative and executive branch agencies, officials and employees could trigger lobbying registration, depending on the type of contact or communication. Because of that, no CN employee may communicate with or contact a U.S. government agency on behalf of the Company without prior consultation with the CN Government Affairs Department.

CN must also file periodic reports with the U.S. Congress listing any employee who spends 20% of his or her time or more lobbying U.S. federal government officials on CN's behalf. CN files lobby registration reports in states where CN operates as well.

DOING THE RIGHT THING

Refrain from responding to or initiating a contact or communication with a legislative or executive branch government agency or official prior to authorization or clearance from the CN Government Affairs Department.

Refrain from offering or providing any "gift" to a member or employee of Congress or asking the Company to reimburse you for any costs associated with a member of Congress or congressional employee.

Contact the CN Government Affairs Department if you have any questions about the rules in Canada and the United States for any interaction at the federal, provincial/state or municipal level.

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POLITICAL CONTRIBUTIONS AND ACTIVITIES

CN strictly follows the law when it comes to making contributions in Canada and the United States to political parties, political organizations or their representatives. We also take part in party politics, including fundraising activities, only as permitted by law. No corporate funds or assets can be loaned or contributed to any political party or organization or to a candidate or elected politician, unless allowed by law and authorized by the CN Government Affairs Department.

At CN, we have a responsibility to participate in public debate on certain public policy issues – specifically on issues that may have an impact on our legitimate business goals, and matters that may affect the communities where we operate.

CN employees and agents who work with various governments to present CN's point of view must know and obey the relevant laws at all times.

As a U.S. employee, you may make a financial contribution to a company Political Action Committee (PAC). Political Action Committees provide individuals a practical means of participating in the political process.

Our U.S. operations' PAC is registered with the U.S. Federal Election Commission and complies with the regulations implemented by that agency. CN employees who are U.S. citizens or have permanent resident status and who wish to voluntarily donate from personal funds to the PAC should contact the Assistant Vice-President and Head of Public and Government Affairs to learn more about this important tool.

As either a U.S. or Canadian citizen, you can participate in the legitimate political process on your own time and away from

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CN property. You may also choose to run for political office at any level of government on your own time and at your own expense.

Before running for political office you must notify your supervisor. If elected, you must disclose your elected position to the CN Law Department and Public and Government Affairs to avoid any actual or perceived conflict of interest between your elected position and your responsibilities at CN.

In the United States:

- If you run for political office, you may be eligible for unpaid leave of absence while campaigning. If elected, you may be eligible for unpaid leave of absence for the duration of your term of office.

In Canada:

- Subject to applicable laws, leave will not be granted to campaign on behalf of others or to hold office in a political organization.

If you have any questions about CN's government relations programs, or about political activities in Canada or the U.S., you should contact the CN Government Affairs Department.

DOING THE RIGHT THING

Do not contribute to candidates or political or activist organizations from Company funds, even when local laws and regulations permit it, unless you are authorized by the CN Government Affairs Department.

Speak out on community issues of importance to you, but never give the impression that you are speaking on behalf of CN. All employees, especially those in leadership positions, should be aware that they still could be perceived by others as representing the Company.

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Do not use Company time, telephones, e-mail, communications services or systems, or any other type of Company resource to work or solicit for a political campaign or candidate.

Do not lend Company property for use in a political campaign.

Q+A

Renée's sister-in-law is running for office in a local election. She has asked Renée to write a letter of support to the editor of the local newspaper using Renée's CN letterhead. Is this OK?

No. We encourage employee participation in all aspects of the political process, but Renée cannot appear in any way to be representing CN, unless she is officially designated to do so.

Mei's supervisor wants her to do research for a national environmental pressure group that she supports. It's a good cause, but should Mei be doing this while at work?

No, this is not appropriate use of time on the job. Mei should speak to her supervisor and raise the concern that such work would contravene the Code of Business Conduct and could cause a conflict of interest. If the supervisor tells Mei to do the work anyway, Mei should contact the Human Resources Department or the CN Law Department.

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A DUTY TO REPORT Following the standards of this Code and underlying policies is a serious matter at CN. • High standards of business conduct are critical to maintaining public confidence. Violations can hurt our relationships and reputation with our customers, suppliers, investors and partners. Such violations can even result in our loss of the privilege to do business in Canada, the United States or elsewhere. • • A D U T Y TO R E P O RT C O D E O F B U S I N E S S C O N D U C T 79

REPORTING VIOLATIONS OF THE CODE This Code of Business Conduct covers CN’s fundamental principles governing ethical business conduct. It also deals with measures for overseeing and reporting violations. All employees have an individual responsibility to report in good faith any actual or potential violations of this Code or the law. If you believe that such a violation has taken place, it is critical that you bring the matter in good faith to the attention of your supervisor, your Human Resources representative or the CN Law Department by telephone, e-mail or mail. For additional contact information of other resources at CN which may assist you with questions about the Code or to report a violation, please refer to the section called “Getting Help” for contact information. Alternatively, employees or other related parties can express their concerns about these matters confidentially by calling CN’s Hotline or by communicating electronically as indicated on the following page. 80 A D U T Y TO R E P O RT C O D E O F B U S I N E S S C O N D U C T

COMPLIANCE STANDARDS AND PROCEDURES

CN will take all reasonable steps to respond appropriately, promptly and consistently to violations or potential violations outlined in this Code. This may include administrative and disciplinary action, up to and including:

- Termination of employment;
- Contract termination;
- Other legal action such as seeking damages.

CN's Hotline
1-800-925-5974
www.reportanissue.com

CN'S OMBUDSMAN

The Office of the Ombudsman provides an independent, confidential, neutral and informal avenue that offers advice to both internal and external parties and facilitates fair and equitable resolutions to concerns of any nature arising in the organization or in the community. The Ombudsman is independent and reports directly to CN's Board of Directors, through the Corporate Governance and Nominating Committee.

The Ombudsman helps individuals to:

- Evaluate the situation;
- Assess their attempts to resolve the situation;
- Become familiar with existing CN policies, procedures and available means of problem-solving; and
- Explore various options and potential actions.

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Because of the informal nature of its role, the Ombudsman does not conduct or participate in formal investigations.

Prior to contacting the Office of the Ombudsman to address an issue, we encourage you to use the appropriate internal reporting mechanism. Most issues should be escalated through your supervisor, your Human Resources representative or the CN Law Department prior to you contacting the Office of the Ombudsman.

All requests made to the CN Ombudsman are handled promptly and in strict confidence unless you authorize disclosure. The only exception to this confidentiality is where there appears to be imminent risk of serious harm or when there is no other reasonable option. The CN Ombudsman suggests that you provide contact information (name, telephone number, e-mail address) to enable the Ombudsman to contact you when necessary, although reporting can also be made anonymously.

The various ways to contact the Office of the Ombudsman are listed below. The Office of the Ombudsman has a confidential voicemail available 24 hours a day on which you can leave a message.

E-mail:	ombudsman@cn.ca
Mail:	CN Office of the Ombudsman 935 de La Gauchetière Street West Montreal, Quebec H3B 2M9 Canada
Tel.:	514-399-5581 1-866-226-8968

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CN'S PROMISE

All good faith inquiries will be handled **promptly and confidentially** unless disclosure is authorized by you, required by law or necessary to conduct a review or negotiation.

You will not be penalized, discharged, demoted, or suspended, nor will you suffer any retaliation, for reporting potentially unethical conduct in good faith.

There will also be **no repercussions** for seeking guidance on how to handle suspected illegal acts or violations of the rules.

GETTING HELP

CN Ombudsman
1-866-226-8968
ombudsman@cn.ca

CN Law Department
514-399-6627
1-866-996-6627

Human Resources Centre
1-877-399-5421

CN Police
1-800-465-9239
or to report non-urgent suspicious activities:
cnpolicetipline@cn.ca

CN Public Affairs Department
1-888-888-5909

CN Investor Relations Department
514-399-0052

CN Environment Group
1-800-465-9239
to report environmental incidents

CN Corporate Information Security Unit
514-399-4357
http://cnis
infosec@cn.ca

CN's Hotline
1-800-925-5974
www.reportanissue.com

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REFERENCES

Policies referenced in this Code are all accessible through the ePortal. If required, a paper copy can also be obtained from your Human Resources representative.

- Accommodation Guidelines (Canada)
- Anti-Corruption Policy
- Business Expense Reimbursement Process
- Communications Policy
- Community Investment Program Guidelines
- Corporate Travel Policy
- Employment Equity Policy
- Equal Employment Opportunity Policy (U.S.)
- Guidelines for Avoiding Conflict of Interest Situations
- Harassment-Free Environment Policy (Canada)
- Human Rights Policy (Canada)
- Information Security Policy
- Information Technology Guidelines
- Insider Trading and Reporting Policy
- Policy to Prevent Workplace Alcohol and Drug Problems (Canada)
- Procurement Policy
- Prohibited Harassment, Discrimination and Anti-Retaliation Policy (U.S.)
- Protection of Personal Information Policy (Canada)
- Records Management Policy
- Social Media Policy
- Sponsorships Solicitation Guidelines
- Substance and Alcohol Free Environment (S.A.F.E.) Policy (U.S.)
- Working from Home and Co-Working Policy (Canada)
- Workplace Violence Prevention Policy

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